Exhibit 10.2

June 17, 2014

Board of Directors of

Kid Brands, Inc.

301 Route 17 North

6th Floor

Rutherford, New Jersey 07070

Re:	Agreement for Chief Restructuring Officer

Dear Board of Directors:

This letter confirms and sets forth the terms and conditions of the engagement between GRL Capital Advisors, LLC (“GRL Capital Advisors”) and Kid Brands, Inc. (“Kid Brands” or the “Company”), including the scope of the services to be performed and the basis of compensation for those services. Upon execution of this letter by each of the parties below, this letter will constitute an agreement between the Company and GRL Capital Advisors (the “Agreement”) and will be effective as of June 17, 2014.

All defined terms shall have the meanings ascribed to them in this letter and in the attached Schedule(s) and Exhibit.

The engagement of GRL Capital Advisors, including any GRL Capital Advisors employees who become employees of Kid Brands, shall be under the supervision of the Board of Directors of the Company.

GRL Capital Advisors shall provide Glenn Langberg to serve as the Company’s Chief Restructuring Officer (“CRO”) and such other employees as are identified on Schedule 2 annexed hereto to assist the CRO in performing his duties with the authorization of the Board of Directors. The CRO will report to the Company’s Board of Directors. Working collaboratively with the senior management team, the Board of Directors and other Company professionals, GRL Capital Advisors will assist the Company in evaluating and implementing strategic and tactical options through the restructuring process. The CRO will work with the Company and its team to do the following, as directed by the Company’s Board of Directors:

•	Assist the Company in developing strategies to improve cash flow and reduce expenses.

•	Assist the Company in identifying and implementing both short-term and long-term liquidity generating initiatives.

•	Assist the Company in reporting to its secured lender.

•	Assist the Company in complying with budgets.

•	Assist the Company in amending or terminating leases and contracts.

•	Assist the Company in reporting to creditor constituencies.

•	Assist the Company in complying with due diligence by prospective business/asset acquirers.

•	Assist in developing and implementing cash management strategies, tactics and processes including developing a cash receipts and disbursements forecasting tool.

•	Assist the Company in the preparation of data required in order to prepare the first day motions and related orders which may be required by the Bankruptcy Court in the event that the Company determines to commence a bankruptcy proceeding.

•	Assist with the preparation of the Statement of Financial Affairs, Schedules and other regular reports required in its Chapter 11 cases and in contract rejection analysis in the event of a Chapter 11 bankruptcy filing.

•	Assist the Company in areas such as testimony before the Bankruptcy Court on matters that are within GRL Capital Advisors’ areas of expertise.

•	Assist with such other matters as may be requested by the Board of Directors that fall within GRL Capital Advisors’ expertise and that are mutually agreeable.

GRL Capital Advisors will commence this engagement upon the Company’s direction and upon receiving a copy of the Agreement executed by the Company.

The Company shall compensate GRL Capital Advisors for its services, and reimburse GRL Capital Advisors for expenses, as set forth on Schedule 1 and Schedule 2. The Company will promptly apply to the Bankruptcy Court to obtain approval of GRL Capital Advisors’ retention and Retainer effective as of the Petition Date. GRL Capital Advisors acknowledges that its retention and the terms thereof are subject to Bankruptcy Court approval.

If these terms meet with your approval, please sign and return the enclosed copy of the Agreement.

We look forward to working with you.

Sincerely yours,

By:	/s/ Glenn Langberg
Glenn Langberg, Chief Executive Officer
GRL Capital Advisors, LLC

Acknowledged and Agreed to:

Kid Brands, Inc.

By:	/s/ Kerry Carr

Its:	EVP, COO & CFO
Title

Dated:	June 18, 2014

SCHEDULE 1

FEES AND EXPENSES

Fees: GRL Capital Advisors shall invoice the Company based on the hourly schedule that is attached as Schedule 2. The hourly fees will be invoiced and paid twice per month, on the fifteenth of every month and the last day of every month

GRL Capital Advisors reviews and revises its billing rates on January 1 of each year. Additionally, GRL Capital Advisors reserves the right to increase the Monthly Fee upon appropriate notice to the Company, Salus Capital Partners, LLC, statutory committees appointed in a Chapter 11 case commenced by the Company, and the office of the United States Trustee for the District of New Jersey.

1. Success Fee: GRL Capital Advisors does not seek a Success Fee in connection with this engagement.

2. Expenses: The Company shall pay directly, or reimburse GRL Capital Advisors upon receipt of periodic billings, for all reasonable out-of-pocket expenses incurred in connection with this assignment, such as travel, lodging and meals.

3. Retainer: GRL Capital Advisors shall be paid a retainer in the amount of $75,000 to be applied against Fees and Expenses as set forth in this Schedule and in accordance with Section 2 of the attached General Terms and Conditions.

SCHEDULE 2

FEE SCHEDULE1

Name	Title	Rate

Glenn Langberg	Chief Executive Officer	$595 per hour

Joseph Catalano	Assistant Managing Director	$525 per hour

Paul Dawson	Senior Manager	$475 per hour

Larry Berrill	Senior Manager	$475 per hour

Bill Drozdowski	Senior Manager	$475 per hour

Phyllis Meola	Associate	$150 per hour

[1]	Plus reimbursement for out-of-pocket expenses

GENERAL TERMS AND CONDITIONS

These General Terms and Conditions (“Terms”) are incorporated into the Agreement to which these Terms are attached. In case of conflict between the wording in the letter and/or schedule(s) and these Terms, the wording of the letter and/or schedule(s) shall prevail.

Section 1. Company Responsibilities.

The Company will undertake responsibilities as set forth below:

1. Provide reliable and accurate detailed information, materials, documentation and

2. Make decisions and take future actions, as the Company determines in its sole discretion, on any recommendations made by GRL Capital Advisors in connection with this Agreement.

GRL Capital Advisors’ delivery of the services and the fees charged are dependent on (i) the Company’s timely and effective completion of its responsibilities; and (ii) timely decisions and approvals made by the Company’s management. The Company shall be responsible for any delays, additional costs or other deficiencies caused by not completing its responsibilities.

In connection with any Chapter 11 filing, the Company shall apply promptly to the Bankruptcy Court for approval of the Company’s retention of GRL Capital Advisors under the terms of the Agreement. The form of retention application and proposed order shall be reasonably acceptable to GRL Capital Advisors. GRL Capital Advisors shall have no obligation to provide any further services if the Company becomes a debtor under the Bankruptcy Code unless GRL Capital Advisors’ retention under the terms of the Agreement is approved by a final order of the Bankruptcy Court reasonably acceptable to GRL Capital Advisors. The Company shall assist, or cause its counsel to assist, with filing, serving and noticing of papers related to GRL Capital Advisors’ fee and expense matters.

Section 2. Billing, Retainer and Payments.

Billing. GRL Capital Advisors will submit semi-monthly invoices for services rendered and expenses incurred. Unless explicitly stated in the invoice, all amounts invoiced are not contingent upon or in any way tied to the delivery of any reports or other work product in the future and are not contingent upon the outcome of any case or matter. GRL Capital Advisors’ fees are exclusive of taxes or similar charges, which shall be the responsibility of the Company (other than taxes imposed on GRL Capital Advisors’S income generally).

Retainer. Upon execution of the Agreement, the Company shall promptly pay GRL Capital Advisors the agreed-upon advance retainer (“Retainer”). Invoices shall be offset against the Retainer.

If the Company becomes a debtor under the Bankruptcy Code, due to the ordinary course and unavoidable reconciliation of fees and submission of expenses immediately prior to, and subsequent to, the date of filing, GRL Capital Advisors may have incurred but not billed fees and reimbursable expenses which relate to the prepetition period. GRL Capital Advisors will seek Court approval to apply the Retainer to these amounts.

Payments. All payments to be made to GRL Capital Advisors shall be due and payable upon receipt of invoice.

Section 3. Relationship of the Parties.

The parties intend that an independent contractor relationship will be created by the Agreement. As an independent contractor, GRL Capital Advisors will have complete and exclusive charge of the management and operation of its business, including hiring and paying the wages and other compensation of all its employees and agents, and paying all bills, expenses and other charges incurred or payable with respect to the operation of its business. GRL Capital Advisors will be responsible for all employment, withholding, income and other taxes incurred in connection with the operation and conduct of its business. Nothing in this Agreement is intended to create, nor shall be deemed or construed to create a fiduciary or agency relationship between GRL Capital Advisors and the Company or its Board of Directors.

If GRL Capital Advisors finds it desirable to augment its consulting staff with independent contractors (an “I/C”) in this case, (i) GRL Capital Advisors will file, and require the I/C to file, 2014 affidavits indicating that the I/C has reviewed the list of the interested parties in this case, disclosing the I/C’s relationships, if any, with the interested parties and indicating that the I/C is disinterested; (ii) the I/C must remain disinterested during the time that GRL Capital Advisors is involved in providing services on behalf of the Company; and (iii) the I/C must represent that he/she will not work for the Company or other parties in interest in this case during the time GRL Capital Advisors is involved in providing services to the Company. No I/C shall work for GRL Capital Advisors or for the Company on this engagement absent full disclosure to the Company of any actual or potential conflicts and also authorization by the Company.

GRL Capital Advisors’ standard practice is to charge for an I/C’s Services at the rate equal to the compensation provided by GRL Capital Advisors to such I/C.

Section 4. Confidentiality.

GRL Capital Advisors shall use reasonable efforts to keep confidential (including its employees and I/C) all nonpublic confidential or proprietary information obtained from the Company during the performance of its services hereunder (the “Information”), and neither GRL Capital Advisors nor its personnel will disclose any Information to any other person or entity. “Information” includes non-public confidential and proprietary data, plans, reports, schedules, drawings, accounts, records, calculations, specifications, flow sheets, computer programs, source or object codes, results, models or any work product relating to the business of the Company, its subsidiaries, distributors, affiliates, vendors, customers, employees, contractors and consultants.

The foregoing is not intended to prohibit, nor shall it be construed as prohibiting, GRL Capital Advisors from making such disclosures of Information that GRL Capital Advisors reasonably believes is required by law or any regulatory requirement or authority, or to clear client conflicts. GRL Capital Advisors may make reasonable disclosures of Information to third parties in connection with the performance of GRL Capital Advisors’ obligations and assignments hereunder. In addition, GRL Capital Advisors will have the right to disclose to any person that it provided services to the Company or its affiliates and a general description of such services, but shall not provide any other information about its involvement with the Company. The obligations of GRL Capital Advisors under this Section 4 shall survive the end of any engagement between the parties for a period of two (2) years.

The Company acknowledges that all information (written or oral), including advice and Work Product (as defined in Section 5), and the terms of this Agreement, generated by GRL Capital Advisors in connection with this engagement is intended solely for the benefit and use of the Company (limited to its management and its Board of Directors) in connection with the transactions to which it relates. The Company agrees that no such information shall be used for any other purpose or reproduced, disseminated, quoted or referred to with or without attribution to GRL Capital Advisors at any time in any manner or for any purpose without GRL Capital Advisors’ prior approval, except as required by law.

Section 5. Intellectual Property.

Upon the Company’s payment of all fees and expenses owed under this Agreement, all analyses, final reports, presentation materials, and other work product (other than any Engagement Tools, as defined below) that GRL Capital Advisors creates or develops specifically for the Company and delivers to the Company as part of this engagement (collectively known as “Work Product”) shall be owned by the Company and shall constitute Information as defined above. GRL Capital Advisors may retain copies of the Work Product and any Information necessary to support the Work Product subject to its confidentiality obligations in this Agreement.

All methodologies, processes, techniques, ideas, concepts, know-how, procedures, software, tools, utilities and other intellectual property that GRL Capital Advisors has created, acquired or developed or will create, acquire or develop (collectively, “Engagement Tools”), are, and shall be, the sole and exclusive property of GRL Capital Advisors. The Company shall not acquire any interest in the Engagement Tools other than a limited non-transferable license to use the Engagement Tools to the extent they are contained in the Work Product.

The Company acknowledges and agrees that any Engagement Tools provided to the Company are provided “as is” and without any warranty or condition of any kind, express, implied or otherwise, including, implied warranties of merchantability or fitness for a particular purpose.

Section 6. Framework of the Engagement.

The Company acknowledges that it is retaining GRL Capital Advisors solely to assist and advise the Company as described in the Agreement. This engagement shall not constitute an audit, review or compilation, or any other type of financial statement reporting engagement.

Section 7. Indemnification and Other Matters.

The Company shall indemnify, hold harmless and defend GRL Capital Advisors and its affiliates and its and their partners, directors, officers, employees and agents (collectively, the “GRL Capital Advisors Parties”) from and against all claims, liabilities, losses, expenses and damages arising out of or in connection with the engagement of GRL Capital Advisors that is the subject of the Agreement. The Company shall pay damages and expenses, including reasonable legal fees and disbursements of counsel as incurred in advance. The GRL Capital Advisors Parties may, but are not required to, engage a single firm of separate counsel of their choice in connection with any of the matters to which these indemnification and advancement obligations relate.

If an GRL Capital Advisors Party is required by applicable law, legal process or government action to produce information or testimony as a witness with respect to this Agreement, the Company shall reimburse GRL Capital Advisors for any professional time and expenses (including reasonable external and internal legal costs) incurred to respond to the request, except in cases where a GRL Capital Advisors Party is a party to the proceeding or the subject of the investigation.

In addition to the above indemnification and advancement, GRL Capital Advisors employees serving as directors or officers of the Company or affiliates will receive the benefit of the most favorable indemnification and advancement provisions provided by the Company to its directors, officers and any equivalently placed employees, whether under the Company’s charter or by-laws, by contract or otherwise.

The Company shall specifically include and cover employees and agents serving as directors or officers of the Company or affiliates from time to time with direct coverage under the Company’s policy for liability insurance covering its directors, officers and any equivalently placed employees (“D&O insurance”). Prior to GRL Capital Advisors accepting any officer position, the Company shall, at the request of GRL Capital Advisors, provide GRL Capital Advisors a copy of its current D&O policy, a certificate(s) of insurance evidencing the policy is in full force and effect, and a copy of the signed board resolutions and any other documents as GRL Capital Advisors may reasonably request evidencing the appointment and coverage of the indemnitees. The Company will maintain such D&O insurance coverage for the period through which claims can be made against such persons. The Company disclaims a right to distribution from the D&O insurance coverage with respect to such persons. In the event that the Company is unable to include GRL Capital Advisors employees and agents under the Company’s policy or does not have first dollar coverage acceptable to GRL Capital Advisors in effect for at least $10 million (e.g., there are outstanding or threatened claims against officers and directors alleging prior acts that may give rise to a claim), GRL Capital Advisors may, at its option, attempt to purchase a separate D&O insurance policy that will cover GRL Capital Advisors employees and agents only. The cost of the policy shall be invoiced to the Company as an out-of-pocket expense. If GRL Capital Advisors is unable or unwilling to purchase such D&O insurance, then GRL Capital Advisors reserves the right to terminate the Agreement.

Notwithstanding anything to the contrary, the Company’s indemnification and advancement obligations in this Section 7 shall be primary to (and without allocation against) any similar indemnification and advancement obligations of GRL Capital Advisors, its affiliates and insurers to the indemnitees (which shall be secondary), and the Company’s D&O insurance coverage for the indemnitees shall be specifically primary to (and without allocation against) any other valid and collectible insurance coverage that may apply to the indemnitees (whether provided by GRL Capital Advisors or otherwise).

GRL Capital Advisors is not responsible for any third-party products or services separately procured by the Company. The Company’s sole and exclusive rights and remedies with respect to any such third-party products or services are against the third-party vendor and not against GRL Capital Advisors, whether or not GRL Capital Advisors is instrumental in procuring such third-party product or service.

GRL Capital Advisors acknowledges that, during the pendency of any Bankruptcy Court approved retention, these indemnification and advancement provisions are subject to modification as may be stated within the Bankruptcy Court’s retention order.

Section 8. Governing Law and Arbitration.

The Agreement is governed by and shall be construed in accordance with the laws of the State of New Jersey with respect to contracts made and to be performed entirely therein and without regard to choice of law or principles thereof.

Any controversy or claim arising out of or relating to the Agreement, or the breach thereof, shall be settled by arbitration. Each party shall appoint one non-neutral arbitrator. The two party arbitrators shall select a third arbitrator. If within 30 days after their appointment the two party arbitrators do not select a third arbitrator, the third arbitrator shall be selected by the American Arbitration Association (AAA).

The arbitration shall be conducted in Essex County, New Jersey under the AAA’s Commercial Arbitration Rules, and the arbitrators shall issue a reasoned award. The arbitrators may award costs and attorneys’ fees to the prevailing party. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

Notwithstanding the foregoing, GRL Capital Advisors may in its sole discretion proceed directly to a court of competent jurisdiction to enforce the terms of this Agreement for any claim (and any subsequent counter claim) against the Company relating to either (i) the non-payment of fees or expenses due under this Agreement, or (ii) the nonperformance of obligations under Section 7.

In the event the Company files under Chapter 11, the Company and GRL Capital Advisors agree that the Bankruptcy Court shall have exclusive jurisdiction over any and all matters arising under or in connection with this Agreement.

In any court proceeding arising out of this Agreement, the parties hereby waive any right to trial by jury.

Section 9. Termination and Survival.

The Agreement may be terminated at any time on 15-day written notice by one party to the other; provided, however, that notwithstanding such termination GRL Capital Advisors will be entitled to any fees and expenses due under the provisions of the Agreement (for fixed fee engagements, fees will be pro rata based on the amount of time completed), including Success Fee and Break Fee in accordance with Schedule 1. Such payment obligation shall inure to the benefit of any successor or assignee of GRL Capital Advisors.

Additionally, unless the Agreement is terminated by the Company for Cause (as defined below) or due to circumstances described in the Success Fee provision in the Agreement, GRL Capital Advisors shall remain entitled to the Success Fee(s) that otherwise would be payable for the greater of 12 months from the date of termination or the period of time that has elapsed from the date of the Agreement to the date of termination. Cause shall mean:

a)	a GRL Capital Advisors employee acting on behalf of the Company is convicted of a felony, or

b)	it is determined in good faith by the Board of Directors of the Company after 30 days notice and opportunity to cure, that either (i) a GRL Capital Advisors employee is engaging in misconduct injurious to the Company, or (ii) a GRL Capital Advisors employee is breaching any of his or her material obligations under this Agreement, or (iii) a GRL Capital Advisors employee is willfully disobeying a lawful direction of the Board of Directors or senior management of the Company.

Sections 2, 4, 5, 7, 8, 9, 10, 11 and 12 of these Terms, the provisions of Schedule 1 and the obligation to pay accrued fees and expenses shall survive the expiration or termination of the Agreement.

Section 10. Non-Solicitation of Employees

The Company acknowledges and agrees that GRL Capital Advisors has made a significant monetary investment recruiting, hiring and training its personnel. During the term of this Agreement and for a period of two years after the final invoice is rendered by GRL Capital Advisors with respect to this engagement (the “Restrictive Period”), the Company and its affiliates agree not to directly or indirectly hire, contract with, or solicit the employment of any of GRL Capital Advisors’ Managing Directors, Directors, or other employees/contractors.

The Company also acknowledges and agrees that money damages alone may not be an adequate remedy for a breach of this provision, and the Company agrees that GRL Capital Advisors shall have the right to seek a restraining order and/or an injunction for any breach of this non-solicitation provision. If any provision of this section is found to be invalid or unenforceable, then it shall be deemed modified or restricted to the extent and in the manner necessary to render the same valid and enforceable.

Section 11. Limit of Liability.

The GRL Capital Advisors Parties shall not be liable to the Company, or any party asserting claims on behalf of the Company, except for direct damages found in a final determination to be the direct result of the bad faith, self-dealing or intentional misconduct of GRL Capital Advisors. The GRL Capital Advisors Parties shall not be liable for incidental or consequential damages under any circumstances, even if it has been advised of the possibility of such damages. The GRL Capital Advisors Parties aggregate liability, whether in tort, contract, or otherwise, is limited to the amount of fees paid to GRL Capital Advisors for services on this engagement (the “Liability Cap”). The Liability Cap is the total limit of the GRL Capital Advisors Parties’ aggregate liability for any and all claims or demands by anyone pursuant to this Agreement, including liability to the Company, to any other parties hereto, and to any others making claims relating to the work performed by GRL Capital Advisors pursuant to this Agreement. Any such claimants shall allocate any amounts payable by the GRL Capital Advisors Parties among themselves as appropriate, but if they cannot agree on the allocation it will not affect the enforceability of the Liability Cap. Under no circumstances shall the aggregate of all such allocations or other claims against the GRL Capital Advisors Parties pursuant to this Agreement exceed the Liability Cap.

GRL Capital Advisors acknowledges that, during the pendency of any Bankruptcy Court approved retention, the Liability Cap may be subject to modification as may be stated within the Bankruptcy Court’s retention order.

Section 12. General.

Severability. If any portion of the Agreement shall be determined to be invalid or unenforceable, the remainder shall be valid and enforceable to the maximum extent possible.

Entire Agreement. This Agreement, including the letter, the Terms and the schedule(s), contains the entire understanding of the parties relating to the services to be rendered by GRL Capital Advisors and supersedes any other communications, agreements, understandings, representations, or estimates among the parties (relating to the subject matter hereof) with respect to such services. The Agreement, including the letter, the Terms and the schedule(s), may not be amended or modified in any respect except in a writing signed by the parties. GRL Capital Advisors is not responsible for performing any services not specifically described herein or in a subsequent writing signed by the parties.

Joint and Several. If there is more than one party to this Agreement, the Company shall cause each other entity which is included in the definition of Company to be jointly and severally liable for the Company’s liabilities and obligations set forth in this Agreement.

Third-Party Beneficiaries. The indemnities shall be third-party beneficiaries with respect to Section 7 hereof.

Data Protection. GRL Capital Advisors acknowledges and the Company agrees that in performing the services GRL Capital Advisors may from time to time be required to process certain personal data on behalf of the Company. In such cases GRL Capital Advisors may act as the Company’s data processor and GRL Capital Advisors shall endeavor to (a) act only on reasonable instructions from the Company within the scope of the services of this Agreement; (b) have in place appropriate technical and organizational security measures against unauthorized or unlawful processing of personal data and against accidental loss or destruction of, or damage to, personal data; and (c) comply (to the extent applicable to it and/or the process) with relevant laws or regulations.

Notices. All notices required or permitted to be delivered under the Agreement shall be sent, if to GRL Capital Advisors, to:

Glenn Langberg

GRL Capital Advisors Capital Advisors

220 South Orange Ave

2nd Floor

Livingston, NJ 07039

and if to the Company, to the address set forth in the Agreement, to the attention of the Company’s Board of Directors, or to such other name or address as may be given in writing to the other party. All notices under the Agreement shall be sufficient only if delivered by overnight mail. Any notice shall be deemed to be given only upon actual receipt.